SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Lotus Technology Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

54572F101**

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☐         Rule 13d-1(c)

☒        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**CUSIP number 54572F101 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer which are listed on the Nasdaq Global Select Market under the symbol “LOT.” Each ADS represents one ordinary shares of the Issuer. No CUSIP number has been assigned to ordinary shares of the Issuer.

CUSIP No. 54572F101

1.	Name of Reporting Person Etika Automotive Sdn Bhd
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 156,236,329(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 156,236,329(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 156,236,329(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 23.0%(2)
12.	Type of Reporting Person CO

(1)            Represents 156,236,329 Ordinary Shares held by Etika Automotive Sdn Bhd. Etika Automotive Sdn Bhd is wholly owned by Albukhary Corporation Sdn. Bhd., which is 99.9% owned by Syed Mokhtar Shah Syed Nor.

(2)            The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 677,931,538 issued and outstanding Ordinary Shares as of September 30, 2024 (excluding Ordinary Shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plan).

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CUSIP No. 54572F101

Item 1(a).	Name of Issuer:

Lotus Technology Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 800 Century Avenue

Pudong District, Shanghai 200120

People’s Republic of China

Item 2(a).	Name of Person Filing:

Etika Automotive Sdn Bhd

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Level 4B, No. 88, Jalan Perdana

Taman Tasik Perdana, 50480 Kuala Lumpur

Malaysia

Item 2(c).	Citizenship:

Malaysia

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value US$0.00001 per share, of the Company.

Item 2(e).	CUSIP No.:

54572F101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares by the reporting person is provided as of September 30, 2024.

	Amount beneficially owned		Percent of beneficial ownership/ voting power	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Etika Automotive Sdn Bhd	156,236,329	(2)	23.0%	156,236,329	0	156,236,329	0

(1).	The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 677,931,538 issued and outstanding Ordinary Shares as of September 30, 2024 (excluding Ordinary Shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plan).

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CUSIP No. 54572F101

(2).	Represents 156,236,329 Ordinary Shares held by Etika Automotive Sdn Bhd. Etika Automotive Sdn Bhd is wholly owned by Albukhary Corporation Sdn. Bhd., which is 99.9% owned by Syed Mokhtar Shah Syed Nor.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

Etika Automotive Sdn Bhd

By:	/s/ Azman Hanafi Abdullah
Name:	Azman Hanafi Abdullah
Title:	Director

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